Trustees
The Annual Meeting of Shareholders of the Fund was held on July 27, 2011. Common shareholders voted on the election of Trustees.

With regard to the election of the following Trustees by common shareholders of the Fund:

	# of Shares	# of Shares
	In Favor	Withheld
Randall C. Barnes	20,475,044	263,713
Roman Friedrich III	20,474,683	264,074
Robert B. Karn III	20,464,575	274,182
Ronald A. Nyberg	20,472,970	265,787
Ronald E. Toupin, Jr.	20,486,444	252,313